UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	Transition REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __to __

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. 401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.

217 North Monroe Street

Tallahassee, Florida 32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2013 and 2012 have been prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and
Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

December 31, 2013 and 2012

and Year Ended December 31, 2013

With Report of Independent Registered Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012 and Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Capital City Bank Group, Inc.

Tallahassee, FL

We have audited the accompanying statements of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama

June 30, 2014

1

Capital City Bank Group, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Cash	$617	$20,173,377
Investments	25,370,836	1,251,520
Receivables:
Participant contributions	33	127,152
Employer contributions	38	30,266
Dividends	—	1,568
Total assets	25,371,524	21,583,883

Liabilities
Accounts payable	—	9,508
Net assets available for benefits	$25,371,524	$21,574,375

See accompanying notes.

2

Capital City Bank Group, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Investment income:
Dividends and interest income	$123,955
Net appreciation in fair value of investments	2,581,622
2,705,577

Contributions:
Participants	1,827,595
Employer	445,068
Rollover	515,496
2,788,159

Total additions	5,493,736

Deductions
Benefit payments	1,670,740
Administrative expenses	25,847
Total deductions	1,696,587
Net increase	3,797,149

Net assets available for benefits at beginning of year	21,574,375
Net assets available for benefits at end of year	$25,371,524

See accompanying notes.

3

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013

1. Description of Plan

The following description of the Capital City Bank Group, Inc. 401(k) Plan (the Plan) provides general information about the Plan’s provisions. Capital City Bank Group, Inc.(the Company) is the plan sponsor. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of the Company. Employees of the Company become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or next following the date on which the employee becomes eligible to participate in the Plan.

The overall responsibility for the Plan rests with the Company. The Company has delegated administration of the Plan to the Retirement Committee. During a major portion of 2012, Capital City Trust Company provided Plan administration support and served as trustee and asset custodian. In late 2012, the Plan contracted with Corporate Benefits Administrators, Inc. to provide Plan administration services and with MG Trust Company LLC to act as Plan trustee and asset custodian. Due to this transition, the Plan initiated a black-out period from December 15, 2012 to January 17, 2013 to allow for the migration of the Plan platform and assets to a new provider. During this time, Plan assets were liquidated, moved into a default investment, and transferred to the new asset custodian. Participants then reallocated their investment selections under a new menu of options.

Contributions

Each year, participants may elect to contribute up to 100% of pretax annual compensation, as defined in the Plan document and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. The Plan also includes an automatic contribution arrangement that applies to new or re-hired employees of the Company. The automatic deferral amount is 3 percent of eligible compensation. Employees who do not wish to be automatically enrolled may elect not to defer or to defer another percentage. The Plan also allows participants who reach the age of 50 ½during the taxable year to make catch-up contributions. Catch-up contributions are 401(k) elective deferral contributions in excess of any limit on such contributions under the Plan subject to IRC limitations.

4

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

For 2013, the Company provided a 50% match on participant contributions of 6% or less of eligible compensation. Only employees hired after January 1, 2002,and who have completed 90 days of service, are eligible for this match. No additional discretionary employer contributions were made for 2013.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company matching contributions, and allocations of Plan earnings based on the participant’s investment elections; any administrative expenses, and withdrawal distribution fees are charged to the participant account. Administrative expenses are allocated pro rata based on account balances, as defined in the Plan document and/or vendor agreement(s). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company’s matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service for vesting purposed requires 1,000 hours during the Plan year.

A participant becomes fully vested in his or her account balance upon retirement, death or disability.

5

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeitures

Forfeitures are used to reduce the employer contributions and/or pay Plan administrative expenses. Unallocated forfeited balances as of December 31, 2013 and 2012 were approximately $45,400 and $32,200, respectively. The Company did not use forfeitures to reduce Company contributions for 2013 and 2012.

Payment of Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant will, upon request, receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship or reaching age 70 ½.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Company include recordkeeping, 3(38) investment services, and trustee fees. Expenses relating to purchases, sales, transfers or distributions of the Plan’s investments are charged to the particular investment fund and/or participant to which the expense relates. All other administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

6

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

7

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2013	2012

Capital City Bank Group, Inc. common stock	$1,465,072	$1,197,648
Vanguard 60/40 Moderate Aggressive Managed Trust Fund R1	12,233,381	—
Vanguard 40/60 Moderate Managed Trust Fund R1	1,331,614	—
iShares Core S&P 500 ETF	1,326,749	—

During 2013, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$932,662
Collective trust funds	1,679,119
Company common stock	(30,159)
Net appreciation in fair value of investments	$2,581,622

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

8

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in markets that are not active
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•	inputs that are derived principally or corroborated by observable market data by correlation or other means

Level 3: Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

9

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Collective trust funds: Valued at the NAV of units of a collective trust fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily.

Company common stock: Valued at the closing price reported on the active market on which the common stock is traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3
Mutual funds:
Fixed income	$738,515	$—	$—
Small cap domestic equities	665,543	—	—
Mid cap domestic equities	990,960	—	—
Large cap domestic equities	2,987,330	—	—
Real estate domestic equities	449,648	—	—
International equities	774,644	—	—
Total mutual funds	$6,606,640	$—	$—

10

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3
Collective trust funds:
Vanguard 100% Equity Managed Trust Fund R1 (1)	$—	$97,082	$—
Vanguard 100% Fixed Income Managed Trust Fund R1 (2)	—	453,559	—
Vanguard 20/80 Conservative Managed Trust Fund R1 (3)	—	588,120	—
Vanguard 40/60 Moderate Managed Trust Fund R1 (4)	—	1,331,614	—
Vanguard 60/40 Moderate Aggressive Managed Trust Fund R1 (5)	—	12,233,381	—
Vanguard 70/30 Moderate Aggressive Growth Managed Trust Fund R1 (6)	—	1,174,250	—
Vanguard 80/20 Aggressive Management Trust Fund R1 (7)	—	327,749	—
Reliance Trust Stable Value MetLife GAC Ser 25053 Cl 65 (8)	—	1,093,369	—
Total collective trust funds	$—	$17,299,124	$—

Company common stock	$1,465,072	$—	$—

(1)	Broadly diversified but are subject to extremely wide fluctuations in share price, thus intended for investors who have a long-term investment horizon.
(2)	Share prices are expected to remain stable or fluctuate only slightly.
(3)	Intended for investors with at least medium-term investment horizons and those seeking a high level of income and are looking for a simple way to achieve a broadly diversified holding of stocks and fixed income investments.

11

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

(4)	Intended for investors with a long-term view seeking both a high level of income and moderate growth or capital and income in addition to those seeking a simple way to achieve a broadly diversified holding of stocks and fixed income investments.
(5)	Intended for investors seeking both a reasonable level of income and long-term growth of capital and income in addition to seeking a simple way to achieve a very broadly diversified holding of stocks and bonds. Most appropriate for investors with a relatively long investment horizon.
(6)	Intended for investors seeking both a high level of growth and moderate income in addition to those seeking a simple way to achieve a broad diversified holding of stock and fixed income investments, targeted for those investors with a long-term investment horizon.
(7)	Intended for investors seeking maximum long-term growth of capital, may be most appropriate for investors who have a long-term investment horizon.
(8)	This fund’s objective is the safety and preservation of principal and accumulated interest for participant-initiated transactions. The interest credited to balances in the fund will reflect both current market conditions and performance of the underlying investments in the fund.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3

Mutual funds:
Money market	$17	$—	$—
Growth domestic equities	53,855	—	—
Total mutual funds	$53,872	$—	$—

Company common stock	$1,197,648	$—	$—

There were no transfers between levels in 2013 or 2012.

12

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Party Transactions

The Plan invests in the common stock of the Company. This transaction qualifies as party-in-interest transaction; however, it is exempt from the prohibited transaction rules under ERISA. During 2013, the Plan did not receive any common stock dividends from the Company.

7. Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt. Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

13

Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

Plan No. 003 EIN 59-2273542

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Mutual funds:
iShares	Barclays Government/Credit Bond ETF, 1,162 shares	**	$128,030
iShares	Barclays TIPS Bond ETF, 1,528 shares	**	167,897
iShares	Core S&P 500 ETF, 7,147 shares	**	1,326,749
iShares	Trust S&P Midcap 400 Index, 3,503 shares	**	468,723
iShares	Core S&P Small Cap ETF, 2,366 shares	**	258,201
iShares	S&P 500 Growth Index, 9,183 shares	**	906,796
iShares	Trust S&P 500 Value Index Fund, 3,688 shares	**	315,145
iShares	S&P Midcap 400 Growth Index FD, 2,711 shares	**	407,111
iShares	S&P Midcap 400 Value Index FD, 990 shares	**	115,125
iShares	S&P Small Cap 600 Growth, 2,155 shares	**	255,568
iShares	S&P Small Cap 600 Value Index FD, 1,364 shares	**	151,775
Vanguard	FTSE Emerging Markets ETF, 6,627 shares	**	272,643
Vanguard	Growth ETF, 3,993 shares	**	371,550
Vanguard	Intermediate-Term Bond ETF, 1,752 shares	**	143,179
Vanguard	FTSE Emerging Markets ETF, 12,044 shares	**	502,001
Vanguard	REIT Index ETF, 6,965 shares	**	449,648
Vanguard	Total Bond Market ETF, 3,740 shares	**	299,410
Vanguard	Value ETF, 878 shares	**	67,089
Total			$6,606,640

14

Capital City Bank Group, Inc. 401(k) Plan

Plan No. 003 EIN 59-2273542

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Collective trust funds:
Vanguard	100% Equity Managed Trust Fund R1, 7,579 shares	**	$97,082
Vanguard	100% Fixed Income Managed Trust Fund R1, 47,001 shares	**	453,559
Vanguard	20/80 Conservative Managed Trust Fund R1, 57,378 shares	**	588,120
Vanguard	40/60 Moderate Managed Trust Fund R1, 122,279 shares	**	1,331,614
Vanguard	60/40 Moderate Aggressive Managed Trust Fund R1, 1,061,104 shares	**	12,233,381
Vanguard	70/30 Mod Aggressive Growth Managed Trust Fund R1, 99,176 shares	**	1,174,250
Vanguard	80/20 Aggressive Management Trust Fund R1, 26,975 shares	**	327,749
MetLife	Reliance Stable Value GAC, 7,328 shares	**	1,093,369
Total			17,299,124
* Capital City Bank Group, Inc.	Capital City Bank Group, Inc., common stock, 124,597 shares	**	1,465,072
			$25,370,836

*	Party-in-interest
**	Participant-directed investment, cost not required.

15

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit No.	Document
23.1	Ernst & Young, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan

By:	/s/Beth Corum
Beth Corum, Executive Vice President Capital City Bank Group, Inc. Retirement Committee, Chairman

Dated: June 30, 2014